FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2013

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of June 30, 2013 and 2012 and for the three-month and six-month periods then ended

Report of Independent Auditors

To the Board of Directors of Compañía de Minas Buenaventura S.A.A.

Introduction

We have reviewed the accompanying consolidated statement of financial position of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and Subsidiaries (together the "Company") as of June 30, 2013, and the related interim consolidated income statements, comprehensive income, changes in equity and cash flows for the three-month and six-month periods ended June 30, 2013 and 2012 and explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of unaudited consolidated financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Peru and consequently does not enable us to obtain reasonable assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, any important modification has come to our attention that causes us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

July 26, 2013

Countersigned by:

Víctor Burga
C.P.C.C. Register No.14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of June 30, 2013 (unaudited) and December 31, 2012 (audited)

	Note	2013	2012
		US$(000)	US$(000)
			(Note 2)
Assets
Current assets
Cash and cash equivalents	4(a)	99,276	186,712
Financial assets at fair value through profit or loss		52,982	54,509
Trade accounts receivable and others, net	5(a)	238,491	362,904
Inventory, net	6(a)	156,027	157,533
Income tax credit		37,439	24,629
Prepaid expenses		13,908	11,837
		598,123	798,124
Non-current assets
Trade accounts receivable and others, net	5(a)	40,949	40,079
Long-term inventory	6(a)	27,501	40,253
Investment in associates	7(a)	2,570,455	2,441,039
Mining concessions, development cost, property, plant and equipment, net	8	1,346,653	1,159,805
Deferred income tax asset, net		100,089	111,701
Other assets		4,865	5,123
		4,090,512	3,798,000
Total assets		4,688,635	4,596,124

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable and others		247,776	259,537
Current provisions	9	35,932	71,780
Embedded derivatives for concentrates sales, net		17,420	4,939
Income tax payable		3,808	7,935
Financial obligations	10	22,686	5,815
		327,622	350,006

Non-current liabilities
Trade accounts payable and others		5,288	731
Non-current provisions	9	122,737	100,041
Financial obligations	10	216,517	173,489
		344,542	274,261
Total liabilities		672,164	624,267

Shareholders’ equity, net
Issued capital, net of treasury shares for US$(000)62,665		750,497	750,540
Investment shares, net of treasury shares for US$(000)765		1,396	1,399
Additional paid-in capital		219,055	219,471
Legal reserve		162,663	162,663
Other reserves		269	269
Retained earnings		2,618,304	2,572,943
Other reserves of equity		491	925

Shareholders’ equity, net attributable to owners of the parent		3,752,675	3,708,210
Non-controlling interest		263,796	263,647
Total shareholders’ equity, net		4,016,471	3,971,857
Total liabilities and shareholders’ equity, net		4,688,635	4,596,124

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement (unaudited)

For the three-month and six-month periods ended June 30, 2013 and 2012

	Note	For the three–month periods ended June 30,		For the six–month periods ended June 30,
		2013	2012	2013	2012
		US$(000)	US$(000)	US$(000)	US$(000)
			(Note 2)		(Note 2)
Operating income
Net sales	13(a)	273,099	331,768	613,972	690,749
Royalty income	17(a)	12,693	18,696	26,495	36,753
Total income		285,792	350,464	640,467	727,502

Operating costs
Cost of sales, without considering depreciation and amortization	14	(172,869)	(135,737)	(331,004)	(268,693)
Exploration expenses in operating units	15	(49,681)	(38,143)	(96,050)	(66,812)
Depreciation and amortization		(46,494)	(28,391)	(85,670)	(51,795)
Royalties		(6,929)	(9,279)	(16,595)	(19,157)
Total operating costs		(275,973)	(211,550)	(529,319)	(406,457)

Gross profit		9,819	138,914	111,148	321,045

Operating expenses
Administrative expenses	16	(23,602)	(24,978)	(39,561)	(54,796)
Exploration in non-operating areas		4,085	(26,402)	(17,675)	(45,829)
Selling expenses		(3,970)	(4,304)	(8,480)	(7,077)
Other, net		9,320	(2,042)	9,631	(263)

Total operating expenses		(14,167)	(57,726)	(56,085)	(107,965)

Operating profit (loss)		(4,348)	81,188	55,063	213,080

Other income, net
Share in the results of associates under equity method	7(b)	48,806	122,190	132,974	258,381
Financial income		700	2,542	1,656	5,291
Financial costs		(7,150)	(1,884)	(8,353)	(3,180)
Net loss from currency exchange difference		(6,715)	(496)	(6,603)	(781)
Total other income, net		35,641	122,352	119,674	259,711

Profit before income tax and non-controlling interest		31,293	203,540	174,737	472,791
Income tax	12(a)	(10,434)	(32,403)	(42,945)	(79,639)

Net profit		20,859	171,137	131,792	393,152
Attributable to:
Owners of the parent		18,953	153,224	121,630	361,319
Non-controlling interest		1,906	17,913	10,162	31,833
		20,859	171,137	131,792	393,152

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars		0.07	0.60	0.48	1.42
Weighted average number of shares outstanding (common and investment), in units		254,186,867	254,202,571	254,186,867	254,202,571

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Comprehensive Income (unaudited)

For the three-month and six-month periods ended June 30, 2013 and 2012

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 2)		(Note 2)

Net profit	20,859	171,137	131,792	393,152

Other comprehensive income:
Change in unrealized gain (loss) on derivative financial instruments	-	2,268	-	(694)
Income tax for the effect of change in unrealized gain (loss) on derivative financial instruments	-	(817)	-	208

	-	1,451	-	(486)
Change in unrealized loss on other investments	(489)	(1,886)	(434)	(1,599)
Income tax for the effect of change in unrealized gain on other investments	-	566	-	480

	(489)	(1,320)	(434)	(1,119)

Other comprehensive income	(489)	131	(434)	(1,605)

Total comprehensive income	20,370	171,268	131,358	391,547

Attributable to:
Owners of the parent	18,464	152,640	121,196	359,954
Non-controlling interest	1,906	18,628	10,162	31,593

	20,370	171,268	131,358	391,547

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

For the six-month periods ended June 30, 2013 and 2012

	Attributable to owners of the parent
	Issued capital, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2012	253,745,190	750,540	2,019	225,978	162,639	269	2,034,768	2,068	3,178,281	262,198	3,440,479
Net profit, note 2	-	-	-	-	-	-	361,319	-	361,319	31,833	393,152
Other comprehensive income	-	-	-	-	-	-	-	(1,365)	(1,365)	(240)	(1,605)
Total comprehensive income	-	-	-	-	-	-	361,319	(1,365)	359,954	31,593	391,547
Dividends declared and paid, notes 11(a) and 11(b)	-	-	-	-	-	-	(101,779)	-	(101,779)	(34,179)	(135,958)
Capital reduction in Minera La Zanja S.R.L., note 1(f)	-	-	-	-	-	-	-	-	-	(12,674)	(12,674)

Balances as of June 30, 2012	253,745,190	750,540	2,019	225,978	162,639	269	2,294,308	703	3,436,456	246,938	3,683,394

Balances as of January 1, 2013, note 2	253,745,190	750,540	1,399	219,471	162,663	269	2,572,943	925	3,708,210	263,647	3,971,857
Net profit	-	-	-	-	-	-	121,630	-	121,630	10,162	131,792
Other comprehensive income	-	-	-	-	-	-	-	(434)	(434)	-	(434)
Total comprehensive income	-	-	-	-	-	-	121,630	(434)	121,196	10,162	131,358
Dividends declared and paid, notes 11(a) and 11(b)	-	-	-	-	-	-	(76,269)	-	(76,269)	(10,013)	(86,282)
Purchase of treasury shares	-	(43)	(3)	(416)	-	-	-	-	(462)	-	(462)

Balances as of June 30, 2013	253,745,190	750,497	1,396	219,055	162,663	269	2,618,304	491	3,752,675	263,796	4,016,471

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows (unaudited)

For the three-month and six-month periods ended June 30, 2013 and 2012

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 2)		(Note 2)

Operating activities
Proceeds from sales	343,935	299,871	748,397	693,644
Value added tax recovered	19,907	4,505	33,707	13,277
Royalties received	13,976	20,845	26,178	35,253
Dividends received	7,064	4,602	7,064	7,008
Interest received	1,165	3,333	2,141	5,378
Payments to suppliers and third parties	(219,791)	(239,961)	(477,919)	(395,179)
Payments to employees	(33,649)	(23,031)	(103,732)	(121,827)
Income tax paid	(30,910)	(54,343)	(54,988)	(75,819)
Payments of royalties	(8,708)	(10,377)	(17,494)	(20,060)
Interest paid	(8,193)	(523)	(8,415)	(765)

Cash and cash equivalents provided by operating activities	84,796	4,921	154,939	140,910

Investing activities
Proceeds from associate loan’s collections	14,964	-	14,964	-
Proceeds from sale of mining concessions, property, plant and equipment	3,015	-	3,015	-
Acquisitions of mining concessions, development cost, property, plant and equipment	(147,223)	(92,211)	(233,264)	(168,682)
Contributions to associates	-	(4,136)	(3,685)	(8,878)
Decrease (increase) in time deposits	772	(750)	-	6,846
Payment for purchase of investments	-	(8,911)	-	(8,911)

Cash and cash equivalents used in investing activities	(128,472)	(106,008)	(218,970)	(179,625)

Financing activities
Increase in financial obligations	60,000	4,192	60,000	14,287
Dividends paid	(76,269)	(101,779)	(76,269)	(101,779)
Dividends paid to non-controlling interest	(3,133)	(4,957)	(6,573)	(34,179)
Purchase of treasury shares	(462)	-	(462)	-
Payment of financial obligations	(45)	(1,020)	(101)	(1,020)

Cash and cash equivalents used in financing activities	(19,909)	(103,564)	(23,405)	(122,691)

Decrease in cash and cash equivalents for the period, net	(63,585)	(204,651)	(87,436)	(161,406)
Cash and cash equivalents at beginning of period	162,861	514,092	186,712	470,847

Cash and cash equivalents at end of period	99,276	309,441	99,276	309,441

Consolidated Statement of Cash Flows (unaudited) (continued)

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 2)		(Note 2)
Reconciliation of net profit to cash and cash equivalents provided by operating activities
Net profit attributable to owners of the parent	18,953	153,224	121,630	361,319
Plus (less)
Depreciation and amortization	38,036	24,022	85,670	51,795
Deferred income tax	1,479	(729)	11,760	13,145
Net profit attributable to non-controlling interest	1,906	17,913	10,162	31,833
Changes in the fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	26,746	9,156	31,055	(10,193)
Net loss from currency exchange difference	6,715	496	6,603	781
Accretion expense of the provision for closure of mining units and exploration projects	5,255	1,363	6,148	2,417
Share in the results of associates under equity method, net of dividends received in cash, note 7(b)	(41,742)	(117,588)	(125,910)	(251,373)
Provisions	(16,507)	(20,856)	(13,032)	(13,542)
Proceeds from sale of mining concessions, property, plant and equipment	(3,015)	-	(3,015)	-
Net changes in assets and liabilities’ accounts
Decrease (increase) in operating assets -
Trade accounts receivable and others	33,565	(36,371)	88,471	(13,063)
Income tax credit	(8,221)	(5,122)	(11,867)	(4,677)
Inventory	22,462	1,722	22,304	(15,376)
Prepaid expenses	3,586	(20,558)	(1,908)	(5,235)
Increase (decrease) in operating liabilities -
Trade accounts payable and others	15,954	(22,797)	(17,681)	7,803
Provisions	(20,068)	46,181	(51,324)	13,114
Income tax payable	(308)	(25,135)	(4,127)	(27,838)

Cash and cash equivalents provided by operating activities	84,796	4,921	154,939	140,910

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of June 30, 2013 and 2012

1.	Company’s identification and business activity
(a)	Identification –

Compañía de Minas Buenaventura S.A.A. (hereinafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company’s shares deposited in the Bank of New York. The Company’s legal domicile is at Carlos Villarán Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity –

Buenaventura (individually and associated with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ore and metals.

Buenaventura directly operates ten mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite, Ishihuinca, Mallay, Breapampa and Shila – Paula (as a result of the merger with Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C., effective May 1, 2013). In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; in Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates the La Zanja mining unit; and in other companies engaged in mining activities. The Company also owns an electric generating entity (in construction stage), an energy transmition entity, as well as other services entities.

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	The interim consolidated financial statements include the financial statements of the following subsidiaries:

	As of June 30, 2013		As of December 31, 2012
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Holding of investments, mining concessions, exploration and exploitation of minerals

Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (d) and (e)	2.54	48.18	2.54	48.18
Inversiones Colquijirca S.A.	99.99	-	99.99	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (f)	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	-	100.00	-
El Molle Verde S.A.C.	100.00	-	100.00	-
Apu Coropuna S.R.L.	70.00	-	-	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (g)	-	100.00	-	100.00

Service providers
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Bisa Construcción S.A.	-	100.00	-	100.00
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Industrial activities
Procesadora Industrial Río Seco S.A. (h)	100.00	-	100.00	-

(d)	Capital stock and investment shares of El Brocal –

On March 21, 2013, the Shareholders’ Meeting approved the capitalization of retained earnings by US$192,548,000 (equivalent to S/.660,631,000); consequently, the capital stock increased by US$181,686,000 (equivalent to S/.623,363,000), resulting in an increase in the nominal amount of the shares from one Nuevo Sol per share to seven Nuevos Soles per share, and the investment shares increased by US$10,862,000 (equivalent to S/.37,268,000). This capitalization was formalized in Public Registers on June 19, 2013.

(e)	Project for the expansion of El Brocal operations –

As of June 30, 2013, El Brocal is performing different works related to the project of operations expansion, with the main objective of reaching a treatment level of 18,000 DMT of ore per day since the second semester of 2013. This project and the related investment were approved by the Board of Directors of El Brocal on August 15, 2008. The project will allow to process ore with lower lead–zinc grade from Tajo Norte and copper from Marcapunta Norte and is divided in three stages:

2

Notes to the interim consolidated financial statements (unaudited) (continued)

-	First: Optimization of current plant from 5,000 DMT of ore per day to 7,000 DMT of ore per day (under operation since October 2010).
-	Second: New concentration plant of 2,490 DMT of ore per day (under operation since January 2011).
-	Third: Expansion of the new concentration plant from 2,490 DMT of ore per day to 11,000 DMT of ore per day.

The detail is presented below:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Expansion of refining plant capacity to 18,000 DMT of ore per day	145,547	127,262
Optimization of crushing plant and conveyor belt	77,384	53,674
Construction of Huachacaja tailing areas	67,973	38,060
New offices and camps	16,691	16,188
Expansion of power grid	16,508	14,812
Expansion of Tajo Norte – Marcapunta Norte	16,444	16,429
Support area	4,974	4,311
Program management	4,486	3,852
Ore storage	2,098	2,098
Borrowing cost	1,357	334
Other minor activities	1,290	928

Total	354,752	277,948

(f)	Capital stock reduction of Minera La Zanja S.R.L. (La Zanja) -

The Shareholders’ Meeting held on January 26, 2012 approved the reduction of the capital stock of La Zanja by US$27,000,000, through contributions return in cash. This approval was formalized in Public Registers on March 30, 2012. The amount pending of return to non-controlling interest amounts to US$4,694,000 as of June 30, 2013 (original amount of US$12,674,000, net of disbursements made by US$7,980,000).

(g)	Construction of hydroelectric power station –

In November 2009, the Consorcio Energético de Huancavelica S.A.’s Board of Directors approved the construction of the 90.6 MW capacity Huanza Hydroelectric Power Station, located in the Santa Eulalia river valley. The estimated investment for this power station, in progress since March 2010, was US$188,000,000, to be financed through a financial lease by US$119,000,000 subscribed with Banco de Crédito del Perú, and own resources. At the date of the interim consolidated financial statements, the Company has concluded construction works and is in the final stage of electromechanical assembly of the power station, and expects to start operating it in the fourth quarter of 2013.

3

Notes to the interim consolidated financial statements (unaudited) (continued)

The costs of works related to the construction of Huanza Hydroelectric Power Station are made up as follow:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Development cost
Concessions and others	2,171	2,171

Property, plant and equipment
Water conduction system	95,411	86,967
Preliminary works	42,044	38,216
Borrowing costs	13,622	10,974
Powerhouse and switchyard	12,520	7,754
Pallca dam and water intake	11,742	9,977
Access roads	7,456	7,387
Conduction tube line of Conay river	7,397	6,445
Transmission line in 60 KV	3,306	3,293
Other minor activities	4,431	3,949
	197,929	174,962

Total included as work in progress	200,100	177,133

(h)	Construction of washing, sulfuric acid and manganese sulphate plants –

The project is located in the Lomera de Huaral community at 102 kilometers from Lima city. The main objective of this project is to wash the manganese content in the lead-silver concentrate of Uchucchacua mining unit with sulfuric acid, in order to chemically reduce the level of manganese and to obtain a higher value added in ore concentrate. This process will also improve recovery of silver and increase the reserves. For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The initial estimated investment for the construction of washing, sulfuric acid and manganese sulphate plants is US$111,103,000. As of June 30, 2013, the investment made in this project amounted to US$105,806,000 (US$84,288,000 as of December 31, 2012) and it is expected to be completed in the third quarter of 2013.

4

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Basis of presentation and changes in accounting policies
2.1	Basis of presentation -

The unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2013 and 2012 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The unaudited interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2012.

2.2.	New standards interpretations and amendments adopted by the Company -

The criteria and accounting policies used by the Company in the preparation of unaudited interim consolidated financial statements are consistent with those used in the preparation of annual consolidated financial statements, except by changes arised as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective January 1, 2013. The IFRIC 20 is applied prospectively since January 1, 2012. Until December 31, 2012, the Company used to recognize stripping costs as production costs. As a result of the adoption of IFRIC 20, stripping costs required to produce inventory are recorded as production costs, and those required to access to additional quantities of reserves that will be exploited in future periods are capitalized and amortized over the proven and probable reserves of each mineral body (component) identified in the surface mine.

There are other new standards and amendments effective January 1, 2013, however, they do not have significant impact in the interim unaudited consolidated financial statements of the Company.

Below are presented the adjustments made to the consolidated statement of financial position as of December 31, 2012, and to the unaudited interim consolidated income statement for the six-month period ended June 30, 2012:

5

Notes to the interim consolidated financial statements (unaudited) (continued)

	Reported	Adjustments	Restated
	US$(000)	US$(000)	US$(000)

Consolidated statement of financial position -
Assets
Current assets
Inventory, net	163,067	(5,534)	157,533
Other current assets	640,591	-	640,591
	803,658	(5,534)	798,124
Non-current assets
Long-term inventory	55,937	(15,684)	40,253
Investment in associates	2,436,237	4,802	2,441,039
Mining concessions, development cost, property, plant and equipment, net	1,134,276	25,529	1,159,805
Deferred income tax asset, net	113,343	(1,642)	111,701
Other non-current assets	45,202	-	45,202
	3,784,995	13,005	3,798,000

Total assets	4,588,653	7,471	4,596,124

Liabilities and shareholders’ equity, net
Current liabilities	350,006	-	350,006
Non-current liabilities	274,261	-	274,261
Total liabilities	624,267	-	624,267

Shareholders’ equity, net
Retained earnings	2,566,787	6,156	2,572,943
Non-controlling interest	262,332	1,315	263,647
Other equity captions	1,135,267	-	1,135,267
Total shareholders’ equity, net	3,964,386	7,471	3,971,857

Total liability and shareholders’ equity, net	4,588,653	7,471	4,596,124

6

Notes to the interim consolidated financial statements (unaudited) (continued)

	Reported	Adjustments	Restated
	US$(000)	US$(000)	US$(000)

Interim consolidated income statement -
Total income	727,502	-	727,502
Cost of sales, without considering depreciation and amortization	(270,855)	2,162	(268,693)
Other operating costs	(137,764)	-	(137,764)

Gross profit	318,883	2,162	321,045
Operating expenses	(107,965)	-	(107,965)

Operating profit	210,918	2,162	213,080
Share in the results of associates under equity method	258,006	375	258,381
Other income, net	1,330	-	1,330

Profit before income tax and non-controlling interest	470,254	2,537	472,791
Income tax	(79,273)	(366)	(79,639)
Net profit	390,981	2,171	393,152

Attributable to:
Owners of the parent	360,033	1,286	361,319
Non-controlling interest	30,948	885	31,833
Net profit	390,981	2,171	393,152

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	1.42		1.42

3.	Seasonality of operations

The Company and its subsidiaries operate continuously without major fluctuations due to seasonality factors.

4.	Cash and cash equivalents
(a)	The table below presents the components of this caption:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Cash	1,128	1,017
Bank accounts	34,778	67,695
Time deposits (b)	63,370	118,000

	99,276	186,712

7

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the components of time deposits as of June 30, 2013:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 3 to 56 days	Between 0.10 and 0.86	55,350
Nuevos Soles	From 3 to 56 days	Between 3.25 and 3.45	8,020

			63,370

The table below presents the components of time deposits as of December 31, 2012:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 5 to 13 days	Between 1.30 and 1.70	118,000

5.	Trade accounts receivable and others, net
(a)	The table below presents the components of this caption:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Trade accounts receivable, net (b)
Foreign customers	82,195	126,831
Domestic customers	74,033	151,341
Related parties, note 17(b)	17,805	17,650

	174,033	295,822
Allowance for doubtful accounts	(21,741)	(21,741)

	152,292	274,081

Other accounts receivable
Value added tax credit	73,758	52,655
Related parties, note 17(b)	23,056	38,261
Advances to suppliers	5,654	13,929
Claims to third parties	4,623	4,613
Loans to third parties	464	679
Request for refund of value added tax	56	4,573
Other minor	19,537	14,192
	127,148	128,902

Total trade accounts receivable and others, net	279,440	402,983

8

Notes to the interim consolidated financial statements (unaudited) (continued)

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)
Classification by maturity:
Current portion	238,491	362,904
Non-current portion	40,949	40,079

Total trade accounts receivable and others, net	279,440	402,983

(b)	The decrease in trade accounts receivable balance as of June 30, 2013 as compared to the balance as of December 31, 2012 is mainly due to: (i) the collections made through the first semester of 2013 on accounts receivable held as of December 31, 2012, and, (ii) lower metal prices during the first semester of 2013 as compared to the same period of previous year, see note 13.

6.	Inventory, net
(a)	The table below presents the components of this caption:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Finished goods	30,581	37,863
Products in process (b)	107,963	120,615
Spare parts and supplies	49,383	42,552
	187,927	201,030
Provision for impairment of value of inventory	(4,399)	(3,244)

	183,528	197,786

Classification by use:
Current portion	156,027	157,533
Non-current portion	27,501	40,253

	183,528	197,786

9

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	Products in process include the following:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Classified Ore (i)	41,564	47,931
Ore in leach pads (ii)	27,584	35,885
Activated coal	16,779	16,269
Ore in cyanidation process	13,430	14,344
Current ore	5,060	4,344
Other	3,546	1,842

	107,963	120,615
Classification by use:
Current portion	80,462	80,362
Non-current portion	27,501	40,253

	107,963	120,615

(i)	Below is presented a breakdown of classified ore that is stored primarily in the stocks nearby to Tajo Norte unit mine of El Brocal as of June 30, 2013 and December 31, 2012:

	As of June 30, 2013		As of December 31, 2012
	US$(000)	DMT	US$(000)	DMT

Type I and II (copper and silver ore)	3,523	467,666	3,643	494,280
Type III (lead - zinc ore)	38,041	2,356,638	44,288	2,405,266

	41,564	2,824,304	47,931	2,899,546

Classification by use:
Current portion	14,063		7,678
Non-current portion	27,501		40,253

	41,564		47,931

El Brocal’s Management expects to treat this ore when it finishes the expansion of the plant’s capacity, which is expected for the fourth quarter of 2013.

(ii)	It includes gold content of ore deposited in leach pads, whose recovery is achieved through its exposure to acid sulfuric solutions (leaching) and subsequently transferred to the electro-winning plant to produce gold bars. The recovery factor of ounces of gold contained in the leach pads is estimated based upon metallurgical assays performed on treated material.

10

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Investments in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of June 30, 2013	As of December 31, 2012	As of June 30, 2013	As of December 31, 2012
	%	%	US$(000)	US$(000)

Minera Yanacocha S.R.L. (c)	43.65	43.65	1,660,162	1,585,395
Sociedad Minera Cerro Verde S.A.A. (d)	19.584	19.584	836,168	788,170
Canteras del Hallazgo S.A.C. (e)	40.095	40.095	35,929	32,423
Campania Minera Coimolache S.A.	49.00	49.00	35,510	32,365
Other minor investments			2,686	2,686

			2,570,455	2,441,039

(b)	The table below presents the net share in gain (loss) of associates:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	23,799	86,578	74,767	174,731
Sociedad Minera Cerro Verde S.A.A.	20,817	34,048	47,998	79,195
Campania Minera Coimolache S.A.	2,069	9,628	10,209	17,896
Canteras del Hallazgo S.A.C.	2,121	(8,064)	-	(13,441)

	48,806	122,190	132,974	258,381

(c)	Investment in Minera Yanacocha S.R.L. -

The investment in Yanacocha (a gold mine located in Cajamarca, Peru), is held through the Company’s subsidiary Compañía Minera Condesa S.A.

Yanacocha is developing the Conga project, which consists of two gold-copper porphyry deposits located northeast of the Yanacocha’s operating area in the provinces of Celendín, Cajamarca and Hualgayoc, in Cajamarca region. On April 17, 2012, the independent experts hired by Peruvian Government issued the international report on water component of the environmental impact study for Conga mining project, which validates essentially the environmental impact study approved in 2010 and includes some recommendations for improvement. On June 22, 2012, Yanacocha’s Management approved the recommendations made by the independent experts. As a result, Yanacocha’s Management has rescheduled the development activities, focusing on recommended water sustainability activities.

11

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	Investment in Sociedad Minera Cerro Verde S.A.A. -
The Company owns 19.584 percent of Cerro Verde’s capital stock, whose mining activities comprise the extraction, production and commercialization of copper cathodes and concentrates from its copper mining unit located in Arequipa, Peru.

Tax Stability Agreements
On February 13, 1998, Cerro Verde subscribed an Agreement of Guarantees and Measures to Promote Investments with the Peruvian Government, under the Peruvian General Mining Law, by means of which Cerro Verde can apply the tax regulations in force as of May 6, 1996. Additionally, Cerro Verde has tax stability for a period of fifteen years beginning January 1, 1999 (with a maturity date of December 31, 2013).

On July 17, 2012, Cerro Verde subscribed a new Agreement of Guarantees and Measures to Promote Investments with the Peruvian Government, under the Peruvian General Mining Law and in connection with the project of operations expansion. This new agreement will allow Cerro Verde’s Management to have tax stability for the abovementioned expansion and it is Cerro Verde’s Management intention to apply for its use since 2014. According to this new agreement, the new income tax rate will be 32 percent.

Tax contingency

Law No. 28258 - Mining Royalty Law, approved on June 23, 2004, requires to the holders of mining concessions to pay a mining royalty as an economic return for the exploitation of metallic and non-metallic mining resources, which is determined applying rates from one to three percent of the value of concentrate or its equivalent, according to international prices published by the Ministry of Energy and Mines.

The Tax Authority has challenged mining royalties paid by Cerro Verde for ore processed in its concentrator plant which commenced operations in late 2006. The tax assessments cover the period from October 2006 to December 2007, as well as years 2008 and 2009. The Tax Authority has issued resolutions denying the Cerro Verde's claims. Management has appealed these decisions at the Tax Court. In July 2013, the Tax Authority notified to Cerro Verde’s Management the decision of the Tax Court, through which it is confirmed the assessed mining royalties covering the period from October to December 2006, as well as the years 2007 and 2008. The amount assessed is approximately S/.202 million (equivalent to US$73 million), which results in S/.482 million (equivalent to US$173 million) after including interest and penalties. The decision of the Tax Court concludes the administrative stage of these assessments.

Cerro Verde has the right to claim this decision at the Judicial Power and is currently evaluating to do it since considers that all the minerals extracted from its mining production unit are under the stabilized tax and administrative regimes and not subject to the payment of the mining royalty, as guaranteed by the Tax Stability Agreement in force, subscribed with the Peruvian Government in 1998.

Under the terms of the new Tax Stability Agreement, Cerro Verde will pay mining royalties for all its production since January 1, 2014, which will eliminate the risk of similar assessments after 2013.

(e)	Investment in Canteras del Hallazgo S.A.C. -

Canteras del Hallazgo S.A.C. is currently developing the Chucapaca mining project, located in Moquegua, Peru. There are evidences of gold, copper and silver in Canahuire deposit, located in the project area.

As of June 30, 2013, Canteras del Hallazgo S.A.C. is preparing the Feasibility Study and the Environmental Impact Studies of the project, which are expected to be completed during 2013. According to the investment program agreed with the other shareholder, the Company is making capital contributions to this associate, in order to enable the development of this project. As of June 30, 2013, capital contributions of both shareholders for the project were US$160,456,000 (US$153,303,000 as of December 31, 2012).

12

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Mining concessions, development cost, property, plant and equipment, net

The “mining concessions, development cost, property, plant and equipment, net” caption increased from US$1,159,805,000 as of December 31, 2012 to US$1,346,653,000 as of June 30, 2013, mainly due to investments made during the six-month period ended June 30, 2013 by US$233,667,000 and an increase in the cost related to the provision for closure of mining units of US$36,357,000, net of the depreciation expense for the period by US$85,670,000. Main additions of the period are related to: (i) the project for operations expansion of El Brocal by US$76,804,000, see note 1(e), and, (ii) the construction of Huanza Hydroelectric Power Station by US$22,967,000, see note 1(g).

9.	Provisions

The table below presents the movement of this caption:

US$(000)

Balance as of January 1, 2013	171,821

Disbursements by:
Workers’ profit sharing	(31,148)
Provision for closure of mining units	(6,652)
Stock appreciation rights	(6,080)

Increase (reversal) of provisions:
Provision for closure of mining units (a)	36,357
Workers’ profit sharing	5,243
Stock appreciation rights	(18,527)

Accretion expense of the provision for closure of mining units	6,148

Other, net	1,507

Balance as of June 30, 2013	158,669

US$(000)
Classification by maturity:
Current portion	35,932
Non-current portion	122,737

158,669

(a)	During 2013, the Company updated the provision for closure of mining units, mainly for Julcani, Orcopampa, Shila –Paula and Antapite mining units, according to the requirements of Law N° 28090 “Law that regulates the closure of mining units (“Ley que regula el cierre de minas”), recording an increase in the cost and in the provision for closure of mining units amounting approximately to US$36,357,000. The Company considers that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

13

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Financial obligations

The table below presents the detail of this caption as of June 30, 2013 and December 31, 2012:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2013	2012
	US$(000)					US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú - Finance lease agreement	119,000	10 years	Leased equipment	Three-month Libor plus 4.00% (4.45% as of June 30, 2013 and 4.54% as of December 31, 2012)	Quarterly maturities during seven years since capitalization	119,000	119,000
Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú - Loan (a)	120,000	4 years	Equipment	Three-month Libor plus 3.00% (3.45% as of June 30, 2013 and 3.32% as of December 31, 2012)	Quarterly maturities of US$2,812,000 and a payment of US$45,000,000 at the end of the loan	120,000	60,000
Finance lease agreement	329	2 years	Leased equipment	4.60%	Monthly maturities of US$13,569 from August 2012 to July 2014	176	257
Other minor						27	47

						239,203	179,304
Classification by maturity:
Current portion						22,686	5,815
Non-current portion						216,517	173,489

						239,203	179,304

(a)	On September 28, 2012, El Brocal entered into a long-term loan contract with Banco de Crédito del Perú by US$120,000,000, which was approved by El Brocal’s Board of Directors on April 23, 2012, with the following terms and conditions:

-	Capital: US$120,000,000.
-	Term and annual interest rate: 4 years with a variable rate (three-month Libor plus 3 percent).
-	Guarantees: Pledge of 2 contract of sale of concentrate, one of copper and another of lead.
-	Loan amortization: Quarterly constant maturities with a final payment of 25 percent of capital.
-	Loan availability period: Until May 2013.

In May 2013, El Brocal received a second disbursement of US$60,000,000. First disbursement of US$60,000,000 was received in November 2012.

Fees and interest from this loan as of June 30, 2013 amounted to US$2,230,000 (USS$1,207,000 as of December 31, 2012). From the total of fees and interest, US$1,357,000 have been capitalized under “Mining concessions, development cost, property, plant and equipment, net” caption (US$334,000 as of December 31, 2012).

14

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Dividends declared and paid
(a)	The table below presents dividends declared and paid for the six-month periods ended June 30, 2013 and 2012:

Meeting	Date	Dividends declared	Dividend per share
		US$(000)	US$

Dividends declared in 2013
Mandatory Annual Shareholders’ Meeting	March 26, 2013	82,690	0.30
Less – Dividends on treasury shares		(6,421)

		76,269

Dividends declared in 2012
Mandatory Annual Shareholders’ Meeting	March 26, 2012	110,254	0.40
Less – Dividends on treasury shares		(8,475)
		101,779

(b)	Declared dividends related to non-controlling interest are presented below:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

S.M.R.L. Chaupiloma Dos de Cajamarca	3,860	-	7,300	4,920
Sociedad Minera El Brocal S.A.A.	-	4,957	2,713	18,463
Minera La Zanja S.R.L.	-	-	-	10,796

	3,860	4,957	10,013	34,179

12.	Income tax
(a)	Current and deferred income (expense) tax portions shown in the unaudited interim consolidated income statements for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Income tax
Current	(7,872)	(28,216)	(26,021)	(53,052)
Deferred	(1,876)	(1,509)	(12,561)	(14,371)
	(9,748)	(29,725)	(38,582)	(67,423)

Mining royalties and Special Mining Tax
Current	(1,083)	(4,916)	(5,164)	(13,442)
Deferred	397	2,238	801	1,226
	(686)	(2,678)	(4,363)	(12,216)
Total income tax	(10,434)	(32,403)	(42,945)	(79,639)

15

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	During the year 2007, the Tax Administration audited the Buenaventura’s 2005 Income Tax Return. As a consequence, the Tax Administration issued tax assessments denying recognition of some tax deductions by S/.119,785,000 (equivalent to US$43,042,000). The main objection consisted in considering as taxable income the reversal of the provision related to commercial contracts, which originally was not deducted to calculate the Income Tax.

In July 2012, the Tax Court resolved the appeal presented by Buenaventura, voiding the tax assessment related to the reversal of the provision above mentioned. Based on this resolution, in January 2013, the Tax Administration determined a new tax obligation by S/.9,384,000 (equivalent to US$3,372,000), including fiscal sanctions, which was appealed. In June 2013, the Fiscal Court resolved the appeal reducing the fiscal sanctions to S/.1,963,000 (equivalent to US$705,000), which was notified by the Tax Administration. At the date of this report, these sanctions have already been paid.

Buenaventura´s Income Tax Returns for the year 2007 is being audited by the Tax Administration. In March 2013, the Tax Administration started the audit of Buenaventura´s Income Tax Returns for the year 2008 and Value Added Tax for the period between January and December 2008.

16

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Net sales
(a)	The table below presents the detail of net sales for the three-month and six-month periods ended June 30, 2013 and 2012:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Sales by product
Gold	155,014	173,327	355,174	391,997
Silver	103,166	137,953	200,112	228,504
Copper	29,995	6,251	70,331	53,991
Zinc	19,009	27,720	39,248	43,939
Lead	16,082	18,232	31,163	22,684
	323,266	363,483	696,028	741,115
Deductions	(35,376)	(28,998)	(68,151)	(62,081)
Embedded derivative from sale of concentrates	(13,750)	(6,563)	(13,137)	(351)
Adjustments of liquidations for the period	(7,533)	(2,693)	(12,455)	10,444
Adjustments of liquidations of previous year	(6,178)	(1,847)	(9,377)	(16,396)
Hedge operations	-	274	-	6
	260,429	323,656	592,908	672,737
Sales of services, electric power and other minor	12,670	8,112	21,064	18,012
	273,099	331,768	613,972	690,749

Volumes sold of metallic content were the following:

	For the three–month periods ended June 30,		Increase (decrease)
	2013	2012

Gold	116,751 OZ	107,661 OZ	9,090 OZ
Silver	4,541,688 OZ	4,695,060 OZ	(153,372) OZ
Lead	7,934 MT	9,471 MT	(1,537) MT
Zinc	10,775 MT	14,449 MT	(3,674) MT
Copper	4,503 MT	830 MT	3,673 MT

17

Notes to the interim consolidated financial statements (unaudited) (continued)

	For the six–month periods ended June 30,		Increase (decrease)
	2013	2012

Gold	241,377 OZ	234,241 OZ	7,136 OZ
Silver	7,782,423 OZ	7,491,711 OZ	290,712 OZ
Lead	14,617 MT	11,589 MT	3,028 MT
Zinc	20,979 MT	22,381 MT	(1,402) MT
Copper	9,611 TM	6,542 MT	3,069 MT

The net average sale prices were the following:

	For the three–month periods ended June 30,		Increase (decrease)
	2013	2012
	US$	US$

Gold	1,387.69 / OZ	1,619.50 /OZ	(231.81) / OZ
Silver	23.88 / OZ	29.41 /OZ	(5.53) / OZ
Lead	2,066.47 / MT	1,928.70 / MT	137.77 / MT
Zinc	1,841.21 / MT	1,922.13 / MT	(80.92) / MT
Copper	7,067.56 / MT	7,828.04 / MT	(760.48) / MT

	For the six–month periods ended June 30,		Increase (decrease)
	2013	2012
	US$	US$

Gold	1,477.29 / OZ	1,672.83 / OZ	(195.54) / OZ
Silver	25.82 / OZ	30.50 / OZ	(4.68) / OZ
Lead	2,136.69 / MT	1,957.36 / MT	179.33 / MT
Zinc	1,896.71 / MT	1,963.28 / MT	(66.57) / MT
Copper	7,506.29 / MT	8,253.33 / MT	(747.04) / MT

(b)	During the six-month period ended June 30, 2013, net sales of the Company decreased by US$76,777,000 compared to the same period of 2012, primarily due to the net effect of the decline of the international prices of ounces of gold and silver, and of the metric tons of zinc and copper, offset by increased volumes of production and sale of gold, silver, lead and copper.

18

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Cost of sales, without considering depreciation and amortization

The table below presents the components of this caption:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance of finished goods and products in process	156,410	168,665	158,478	159,801

Cost of production
Services provided by third parties	75,872	66,705	142,812	122,667
Consumption of materials and supplies	29,235	32,569	60,731	61,052
Direct labor	25,290	21,790	53,685	47,305
Electricity and water	9,325	7,585	14,320	14,380
Transport	4,852	3,993	9,376	7,454
Insurance	2,486	2,627	5,052	5,154
Rentals	2,131	1,283	4,022	3,836
Maintenance and repair	1,783	1,654	3,338	3,192
Cost of concentrate purchase to third parties	(289)	(143)	1,088	3,290
Provision for impairment of finished goods	1,155	2,730	1,155	4,080
Other production expenses	3,163	10,574	15,491	20,777
Total cost of production of the period	155,003	151,367	311,070	293,187

Final balance of finished goods and products in process	(138,544)	(184,295)	(138,544)	(184,295)

Costs of sales, without considering depreciation and amortization	172,869	135,737	331,004	268,693

The cost of sales, without considering depreciation and amortization caption, increased in 23 per cent during the six-month period ended June 30, 2013 compared to the same period of 2012. The increase is mainly due to (i) the start of production of two new mining units during the second and third quarters of 2012, (ii) a positive variation in physical inventories by approximately US$19,934,000 in the current period (negative for US$24,494,000 in the previous period) as a result of an increased inventory rotation. The other items in the category behaved according to expectations.

15.	Exploration expenses in operating units

The exploration expenses in operating units caption increased from US$66,812,000 as of June 30, 2012 to US$96,050,000 as of June 30, 2013, mainly explained by higher exploration, preparation and development mining costs in the mining units of Poracota, Antapite, Orcopampa and Mallay.

19

Notes to the interim consolidated financial statements (unaudited) (continued)

16.	Administrative expenses

The administrative expense caption decreased from US$54,796,000 during the six-month period ended June 30, 2012 to US$39,561,000 in the same period of 2013, explained by the recording of a long term officers’ compensation provision of US$7,315,000 during the six-month period ended June 30, 2012, while in the same period of 2013 the Company reversed this provision by US$18,527,000 due to lower stock quotations as of June 30, 2013 compared to December 31, 2012 (US$14.76 and US$35.95, respectively).

17.	Related parties transactions
(a)	The Company made the following transactions with its associates for the periods of three-month and six-month periods ended June 30, 2013 and 2012:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Royalties collected from Minera Yanacocha S.R.L. by:
S.M.R.L. Chaupiloma Dos de Cajamarca	12,693	18,696	26,495	36,753

Dividends received from:
Campania Minera Coimolache S.A.	3,363	4,602	7,064	7,008

Contributions to:
Canteras del Hallazgo S.A.C.	-	4,136	3,685	8,878

Services provided to Minera Yanacocha S.R.L. by:
Consorcio Energético de Huancavelica S.A. (electric power transmition)	229	226	458	1,166

Buenaventura Ingenieros S.A. (implementation of specific work orders)	133	1,166	309	3,616

20

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	As a result of the transactions indicated in paragraph (a), the Company had the following accounts receivable and payable from related parties:

	As of June 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Accounts receivable -
Trade accounts
Minera Yanacocha S.R.L.	16,830	16,513
Others	975	1,137
	17,805	17,650
Other accounts
Campania Minera Coimolache S.A. (c)	23,056	38,261

Total trade accounts receivable and others	40,861	55,911

Classification by maturity:
Current portion	17,973	22,534
Non-current portion	22,888	33,377

Total trade accounts receivable and others	40,861	55,911

Trade accounts payable and others
Campania Minera Coimolache S.A.	907	1,018
Minera Yanacocha S.R.L.	821	603

Total trade accounts payable and others	1,728	1,621

Classification by maturity:
Current portion	1,134	890
Non-current portion	594	731

Total trade accounts payable and others	1,728	1,621

(c)	On October 18, 2010, the Shareholders´Meeting of Campania Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project; the total budget of the project was estimated in US$110,000,000 and the project financing structure was: 30 per cent as capital contributions and 70 per cent as loans from shareholders. As of June 30, 2013 and December 31, 2012, the outstanding loan is US$22,888,000 and yields interest calculated with a LIBOR interest rate to 6 months plus 3 per cent. During the first semester of 2013, the collections made amounted to US$14,964,000.

21

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 3, 2013